UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

(Name of Subject Company (Issuer))

Banco Santander, S.A.

(Names of Filing Persons (offerors))

Series B Shares, par value Ps.3.780782962*

(Title of Class of Securities)

05969B103**

(CUSIP Number of Class of Securities)

Banco Santander, S.A.

New York Branch

45 E. 53rd Street, New York, New York 10022 +212-350-3500

Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Nicholas A. Kronfeld

Daniel Brass

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Tel: +212-450-4000

CALCULATION OF FILING FEE
Transaction Valuation***	Amount of Filing Fee****
$735,991,517.02	$68,250.00

*	Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Every ADSs represents five Series B Shares.

**	This CUSIP number applies to the ADSs.

***	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per-share cash payment of $735,991,517.02 for 561,353,228 outstanding Series B Shares (directly or in the form of ADSs) subject to the transaction (the “Transaction Valuation”). The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of Ps.20.2120/U.S. dollar as of October 22, 2021, as announced by the Federal Reserve Board as of October 25, 2021.

****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2022, was calculated by multiplying the Transaction Valuation by 0.0000927.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

table of contents

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This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”). This Schedule TO relates to the offer by Purchaser to acquire the outstanding Series B shares of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), and all Series B Shares represented by American depositary shares (the “ADSs,” with each ADS representing five Series B Shares) from all holders, in each case other than any Series B Shares and ADSs that are directly or indirectly owned by the Purchaser, at a purchase price of Ps. 26.50 in cash per Series B Share or the U.S. dollar equivalent of Ps. 132.50 per ADS, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2021 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Share Letter of Transmittal and ADS Letter of Transmittal (as both defined in the Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letters of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO.

Item 1. Summary Term Sheet.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer-Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer-Section 6. Price Range of ADSs; Dividends,” which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The U.S. Offer-Section 8. Certain Information Concerning Purchaser” and in “Schedule A-Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer-Section 8. Certain Information Concerning Purchaser” and in “Schedule A-Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer-Section 8. Certain Information Concerning Purchaser” and in “Schedule A-Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors-Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors-Section 5. Effects of the Offer,” “Special Factors-Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed,” “Special Factors-Section 9. Interests Certain Persons in the U.S. Offer,” “The U.S. Offer-Section 1. Terms of the U.S. Offer,” “The U.S. Offer-Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer-Section 3. Procedures for Accepting the U.S. Offer and Tendering Shares,” “The U.S. Offer-Section 4. Withdrawal Rights,” “The U.S. Offer-Section 5. Material U.S. and Mexican Federal Income Tax Consequences,” “The U.S. Offer-Section 10. Dividends and Distributions,” “The U.S. Offer-Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NYSE Listing; Exchange

Act Registration; Deposit Agreement Termination; Margin Regulations” and “The U.S. Offer-Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors-Section 8. Related Party Transactions” and in “Schedule A-Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors-Section 1. Background” and in “Schedule A-Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

(a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors-Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors-Section 5. Effects of the U.S. Offer,” “Special Factors-Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed” and “The U.S. Offer-Section 12. Possible Effect of the U.S. Offer on the Market for the ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations,” which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The U.S. Offer-Section 9. Source and Amount of Funds,” which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” and in “Schedule A-Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Schedule A-Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer-Section 14. Fees and Expenses,” which is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Financial information with respect to the Purchaser is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See “The U.S. Offer - Section 9. Source and Amount of Funds.”

Item 11. Additional Information.

(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors-Section 1. Background,” “Special Factors-Section 8. Related Party Transactions” and “Special Factors-Section 9. Interests of the Certain Persons in the U.S. Offer” and in “Schedule A-Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.

(a)(2) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors-Section 7. Appraisal Rights; Rule 13e-3,” “The U.S. Offer-Section 1. Terms of the U.S. Offer,” “The U.S. Offer-Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer-Section 3. Procedures for

Accepting the U.S. Offer and Tendering Shares,” “The U.S. Offer-Section 4. Withdrawal Rights,” “The U.S. Offer-Section 5. Material U.S. and Mexican Federal Income Tax Consequences,” “The U.S. Offer-Section 11. Conditions to the U.S. Offer,” “The U.S. Offer-Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” and “The U.S. Offer-Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(3) and (4) Reference is made to the information set forth in the Offer to Purchase under the headings “The U.S. Offer-Section 12. Possible Effects of the U.S. Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” and “The U.S. Offer-Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

(a)(5) Not applicable.

(b-c) Reference is made to the information set forth in the Offer to Purchase and the Letters of Transmittal, which is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase, dated November 3, 2021.
(a)(1)(ii)	Form of Share Letter of Transmittal.
(a)(1)(iii)	Form of ADS Letter of Transmittal.
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vii)	Form of Acceptance for Shares.
(a)(1)(viii)	Form of Withdrawal Letter.
(a)(5)(i)	Material Fact Issued by the Purchaser, dated March 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on March 26, 2021).
(a)(5)(ii)	Presentation Issued by the Purchaser, dated March 26, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Purchaser on March 26, 2021).
(a)(5)(iii)	Material Fact Issued by the Purchaser, dated May 24, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 24, 2021).
(a)(5)(iv)	Letter to Shareholders of Banco Santander Mexico, S.A., dated May 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 27, 2021).
(a)(5)(v)	Letter to Shareholders of Banco Santander Mexico, S.A., dated May 31, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on June 2, 2021).
(a)(5)(vi)	Material Fact Issued by the Purchaser, dated June 8, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on June 8, 2021).
(a)(5)(vii)	Material Fact Issued by the issued by the Purchaser, dated October 29, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on November 2, 2021).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 3, 2021	BANCO SANTANDER, S.A.

	By:	/s/ Javier Illescas
		Name:	Javier Illescas
		Title:	Group Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	U.S. Offer to Purchase, dated November 3, 2021.
(a)(1)(ii)	Form of Share Letter of Transmittal.
(a)(1)(iii)	Form of ADS Letter of Transmittal.
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vii)	Form of Acceptance for Shares.
(a)(1)(viii)	Form of Withdrawal Letter.
(a)(5)(i)	Material Fact Issued by the Purchaser, dated March 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on March 26, 2021).
(a)(5)(ii)	Presentation Issued by the Purchaser, dated March 26, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Purchaser on March 26, 2021).
(a)(5)(iii)	Material Fact Issued by the Purchaser, dated May 24, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 24, 2021).
(a)(5)(iv)	Letter to Shareholders of Banco Santander Mexico, S.A., dated May 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 27, 2021).
(a)(5)(v)	Letter to Shareholders of Banco Santander Mexico, S.A., dated May 31, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on June 2, 2021).
(a)(5)(vi)	Material Fact Issued by the Purchaser, dated June 8, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on June 8, 2021).
(a)(5)(vii)	Material Fact Issued by the issued by the Purchaser, dated October 29, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on November 2, 2021).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.

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